AB 3/12

JD 3/8

13014074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 07 2013
Washington DC
400

SEC FILE NUMBER
8- 40268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICMA-RC SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 North Capitol Street, NE, Suite #600
(No. and Street)

Washington, (City) DC (State) 20002-4240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Rohrbacher (202) 962-6920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SB & Company, LLC.
(Name – *if individual, state last, first, middle name*)

200 International Circle, Suite #5500, Hunt Valley, MD 21030
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/13

OATH OR AFFIRMATION

I, Elizabeth S. Glista, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICMA-RC Services, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Edwidge Saint-Felix
Notary Public, District of Columbia
My Commission Expires 3/31/2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SB & COMPANY LLC

Experience
•
Quality
•
Client Service

ICMA-RC SERVICES, LLC

Financial Statements and Supplemental Information
Together with
Reports of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2012

SB & COMPANY, LLC

EXPERIENCE • QUALITY • CLIENT SERVICE

DECEMBER 31, 2012

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ICMA-RC Services, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (RC Services, a wholly owned subsidiary of the International City Management Association Retirement Corporation), as of December 31, 2012, and the related statements of operations, change in owner's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to RC Services' preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RC Services' internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1776 I Street 9th Floor Washington, DC 20006 P 202-756-4811 F 202-756-1301

SB & COMPANY, LLC

Experience • Quality • Client Service

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RC Services as of December 31, 2012, and the results of its operations, change in its owner's equity, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying supplemental information of computation of net capital pursuant to SEC Rule 15c-3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the computation of net capital pursuant to SEC Rule 15c-3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the computation of net capital pursuant to SEC Rule 15c-3 is fairly stated in all material respects in relation to the financial statements as a whole.

SB & Company, LLC

Washington, DC
February 22, 2013

ICMA-RC SERVICES, LLC

Statement of Financial Condition
As of December 31, 2012

ASSETS		
Cash and cash equivalents	$	1,026,943
Due from mutual fund families		3,252,466
Deposit with clearing agent		20,282
Due from related entity		62,834
Prepaid expenses		45,093
Total Assets	$	4,407,618
LIABILITIES AND OWNER'S EQUITY		
Accounts payable	$	20,660
Due to related entity		3,252,466
Total Liabilities		3,273,126
Owner's Equity		1,134,492
Total Liabilities and Owner's Equity	$	4,407,618

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Operations
For the Year Ended December 31, 2012

Revenue		
Mutual fund revenue	$	11,482,327
Intercompany service revenue		770,971
Interest income		304
Total Revenue		12,253,602
Expenses		
Administrative expense		11,482,327
Tax and licensing		352,734
Personnel expenses		326,048
Professional services		73,335
Premises and equipment		12,764
Meetings and travel		3,361
Communications		1,163
Supplies and other miscellaneous expenses		888
Subscriptions and memberships		386
Data processing		292
Total Expenses		12,253,298
Net Income	$	304

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Change in Owner's Equity
For the Year Ended December 31, 2012

Owner's Equity, beginning of year	$	1,134,188
Net income		304
Owner's Equity, End of Year	**$**	**1,134,492**

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows from Operating Activities		
Net income	$	304
Adjustments to reconcile net income to net cash from operating activities:		
Effect of changes in non-cash operating assets and liabilities:		
Due from mutual fund families		(748,241)
Prepaid expenses		(15,626)
Due from related entity		116,764
Accounts payable		(4,383)
Due to related entity		748,241
Net Cash Flows from Operating Activities		97,059
Cash and cash equivalents, beginning of year		929,884
Cash and Cash Equivalents, End of Year	$	1,026,943

The accompanying notes are an integral part of this financial statement.

1. BACKGROUND OF ORGANIZATION

ICMA-RC Services, LLC (RC Services) was formed under the laws of the State of Delaware on December 31, 1998, as a limited liability company and is a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer in respect to mutual funds registered under the Investment Company Act of 1940 and unregistered commingled trust funds. RC Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation (ICMA-RC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of RC Services are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

RC Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2012, cash and cash equivalents consisted of demand deposits.

Due from Mutual Fund Families

Due from mutual fund families represents amounts payable to RC Services by various outside mutual fund families. The agreements with these outside fund families entitle ICMA-RC or RC Services to receive compensation from the fund families, which generally consists of asset-based 12b-1 fees or shareholder service fees. 12b-1 fees are compensation to RC Services for distributing the mutual funds. Each mutual fund also may make payments to RC Services or ICMA-RC for providing shareholder service for the maintenance of shareholder accounts through ICMA-RC. All of the amounts due from mutual fund families are payable to ICMA-RC under an Assignment and Expense Agreement between RC Services and ICMA-RC. Under this agreement, ICMA-RC has agreed to waive RC Services' obligation to pay all mutual fund receivables to ICMA-RC unless and until such time that such receivables are actually received by RC Services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

RC Services is a single member limited liability company disregarded as an entity separate from ICMA-RC for Federal income tax purposes pursuant to Treasury Regulation 26 C.F.R. 301.7701-1, et. seq. ICMA-RC, RC Services' sole member, is an organization exempt from Federal income tax as described in the Internal Revenue Code 26 U.S.C. 501(c)(3). For Federal income tax purposes, RC Services is treated as a branch or division of ICMA-RC.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes, establishes guidelines for recognizing, measuring, and disclosing tax return positions in financial statements. Management has evaluated the tax positions of RC Services and determined that the application of ASC 740 had no material impact on its financial statements. Accordingly, no adjustments for unrecognized tax benefits or related interest or penalties were required as of December 31, 2012.

If applicable, RC Services would recognize accrued interest and penalties related to unrecognized tax benefits in the accompanying Statement of Operations. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease during the next twelve months. Each of the tax years in the four-year period ending December 31, 2012, remains subject to examination by Federal taxing authorities, however certain state taxing authorities may lengthen this period to five years.

3. RELATED-PARTY TRANSACTIONS

ICMA-RC provides RC Services certain operational support services, including the marketing, development, and product management of certain products offered by the mutual funds managed by Vantagepoint Investment Advisors, LLC (a related entity and wholly owned subsidiary of ICMA-RC). The expenses reported by RC Services represent the actual direct expenses incurred by RC Services, the actual direct cost of expenses incurred by ICMA-RC for RC Services' benefit, plus additional expenses allocated to RC Services by ICMA-RC to provide such services. Such additional expenses allocated to RC Services for services provided may not be the same as would be charged for such services from an unrelated entity.

During the year ended December 31, 2012, ICMA-RC allocated operating expenses in the amount of $396,438 to RC Services and also transferred $11,482,327 of administrative expense to RC Services that is related to the mutual fund revenue earned by RC Services and assigned to ICMA-RC under the Assignment and Expense Agreement between ICMA-RC and RC Services. RC Services also reimburses ICMA-RC for certain direct expenses paid on RC Services' behalf, such as Financial Institutions Regulatory Authority (FINRA) membership and annual renewal fees, miscellaneous taxes, and such other expenses as may be agreed upon from time to time.

3. RELATED-PARTY TRANSACTIONS (continued)

Intercompany service revenue is allocated from ICMA-RC to compensate RC Services for services performed on behalf of ICMA-RC. The revenue allocated from ICMA-RC during the year ended December 31, 2012 was $770,971.

The due to related entity balance represents amounts owed to ICMA-RC by RC Services. The repayment terms are governed by the Assignment and Expense Agreement between RC Services and ICMA-RC. This balance is composed primarily of outside mutual fund family receivables to RC Services that are payable to ICMA-RC but only if and when they are actually collected by RC Services.

4. NET CAPITAL REQUIREMENT

Regulatory Requirements

RC Services is subject to Securities Exchange Act Rule 15c3-1 (the Net Capital Rule). This rule requires a broker-dealer to maintain at all times certain net capital levels (as defined). Currently, RC Services is subject to the Aggregate Indebtedness Standard of the Net Capital Rule, meaning its aggregate indebtedness shall not exceed 15 times its net capital. Further, RC Services is required to maintain a minimum net capital of $25,000 or the amount required by its aggregate indebtedness ratio, whichever is higher. RC Services is exempt from the requirements of Securities Exchange Act Rule 15c3-3 (the Customer Protection Rule) because RC Services' activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of that rule.

As of December 31, 2012, RC Services had net regulatory capital of $1,026,565, which was $808,356 in excess of its required net capital of $218,209. RC Services' aggregate indebtedness to net capital ratio was 319%.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2012.

5. SUBSEQUENT EVENTS

Management has evaluated events or transactions that may have occurred since December 31, 2012, which would merit recognition or disclosure in the financial statements. Subsequent events occurring after the date of this report have been evaluated for potential impact to this report through February 22, 2013.

SUPPLEMENTAL INFORMATION

ICMA-RC SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2012

Ownership equity	$	1,134,492
Less: non-allowable assets*		107,927
Net capital before haircuts		1,026,565
Less: haircuts		-
Net capital		1,026,565
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)		218,209
Excess of net capital	$	808,356
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	699,252
Ratio of aggregate indebtedness to net capital		319%

* Represents prepaid expenses and due from related entity.

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the RC Services' unaudited December 31, 2012, Part IIA Financial and Operational Combined Uniform Single Report (FOCUS) filing.

ICMA-RC SERVICES, LLC

Statement Regarding SEC Rule 15c3-3
As of December 31, 2012

RC Services is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

SUPPLEMENTARY REPORT

SBC

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) CLAIMING AN EXEMPTION FOR SEC RULE 15c3-3

To the Member of
ICMA-RC Services, LLC

In planning and performing our audit of the financial statements and supplemental schedule of ICMA-RC Services, LLC (RC Services), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered RC Services' internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of RC Services' internal control. Accordingly, we do not express an opinion on the effectiveness of RC Services' internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by RC Services including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because RC Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by RC Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of RC Services is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which RC Services has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of RC Services financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that RC Services's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SB & Company, LLC

Washington, DC
February 22, 2013

Headquarters:

200 International Circle • Suite 5500 • Hunt Valley • Maryland 21030

(P) 410-584-0060 • (F) 410-584-0061

Branch:

1776 I Street, N.W. • Suite 900 • Washington • D.C. 20006

(P) 202-756-4811 • (F) 202-756-1301